UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:   001-12555

(Check one)

☒ Form 10-K	__ Form 20-F	___ Form 11-K	__ Form 10-Q
__ Form 10-D	__ Form N-SAR	___ Form N-CSR

For period ended                December 31, 2010

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the transition period ended ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant    Atrinsic, Inc.

Former name if applicable

Address of principal executive office (Street and number)   469 7th Avenue, 10th Floor

                City, state and zip code                                                      New York, NY, 10018

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PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Form 10-K, for the fiscal year ended December 31, 2010, could not be filed within the prescribed time period because the Company requires additional time to complete the preparation of its Form 10-K, including its income tax provision for the period ended December 31, 2010 and finalizing its financial statements, and this could not be completed by the Registrant within such time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Thomas Plotts	(212)	716-1977
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).               X Yes  __ No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes   ___ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atrinsic, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2011	By: /s/ Thomas Plotts
Name: Tomas Plotts
Title: Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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PART IV - OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report revenues of approximately $40,026,000 for the year ended December 31, 2010; as compared to $69,089,000 for the year ended December 31, 2009.

For the year ended December 31, 2010, the Registrant expects to report a net loss of approximately $19,727,000 as compared to a net loss of $29,470,000 for the same period in 2009.

The foregoing results of operations are estimates and are subject to and qualified by the audited financial statements to be filed as part of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

As a result of the Company’s current and expected operating results and cash flows, the Company’s consolidated financial statements to be filed with its Annual Report on Form 10-K and report of its independent registered public accountants, KPMG LLP, will include an explanatory paragraph in such report related to the Company’s ability to continue as a going concern.

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